UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2020

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ___.

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ___.

EXHIBITS

Exhibit Number

1	Circular dated May 8, 2020 in respect of Letter to Shareholder in relation to precautionary measures at the Annual General Meeting.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on the Company, its suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	impact of the COVID-19 pandemic, a disease caused by a novel strain of coronavirus known as SARS-CoV-2, on the global economy, the PRC economy and the Company’s operations and financial performance;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)
Date: May 11, 2020
	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

8 May 2020

Dear Shareholder,

The Annual General Meeting of China Unicom (Hong Kong) Limited to be held on Monday, 25 May 2020

Reference is made to the Circular and the Notice of Annual General Meeting (“AGM”) of China Unicom (Hong Kong) Limited (the “Company”) dated 15 April 2020. The AGM of the Company will be held on Monday, 25 May 2020 at 11:00 a.m. at Four Seasons Grand Ballroom, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong and China Unicom Building, 21 Financial Street, Xicheng District, Beijing, P.R.C. concurrently by electronic means. The above documents are available on the Company’s website at www.chinaunicom.com.hk and The Stock Exchange of Hong Kong Limited’s website at www.hkexnews.hk.

In light of the continuing risks posed by COVID-19 pandemic, the Company would like to reiterate that it will implement certain precautionary measures at the AGM in the interests of the health and safety of our shareholders, directors, staff and other participants of the AGM, which include without limitation:

(i)	requiring all attendees of the AGM be subject to body temperature screening;

(ii)	requiring all attendees of the AGM to wear surgical mask before they are permitted to attend, and during their attendance of the AGM; and

(iii)	no distribution of souvenir and no refreshment will be served by the Company at the AGM this year.

Should anyone seeking to attend the AGM decline to comply with these precautionary measures or has fever-like or otherwise unwell symptoms, the Company reserves the right to refuse such person’s admission to the AGM. In addition, seating at the AGM venue will be arranged so as to allow for appropriate social distancing. As a result, there will be limited capacity for shareholders to attend the AGM. The Company may limit the number of attendees at the AGM as may be necessary to avoid over-crowding.

Shareholders are kindly reminded that subject to the situation of COVID-19 pandemic at the time of the AGM, the attendance at the AGM may pose a health risk to the attendees. Shareholders should assess for themselves whether they should attend in person. Shareholders may consider appointing the chairman of the AGM as his/her proxy to vote on the resolutions, instead of attending the AGM in person.

Due to the constantly evolving COVID-19 pandemic situation, the Company may be required to change the AGM arrangements at short notice. Shareholders should check the Company’s website at www.chinaunicom.com.hk for future announcements and updates on the AGM arrangements.

If Shareholders have any questions relating to the arrangement of Annual General Meeting, please contact the Company’s Share Registrar.

Hong Kong Registrars Limited

17M Floor, Hopewell Centre,

183 Queen’s Road East,

Wanchai, Hong Kong

E-mail: hkinfo@computershare.com.hk

Tel: 852 2862 8688

Fax: 852 2865 0990

Yours faithfully, For and on behalf of
China Unicom (Hong Kong) Limited Yung Shun Loy Jacky
Company Secretary